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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2018

Washington DC 408

SEC FILE NUMBER 8-00071

RMS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICHARDS MERRILL & PETERSON INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

US BANK BUILDING ONE SKYWALK 422 WEST RIVERSIDE AVENUE
(No. and Street)

SPOKANE (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM MCDONALD (509) 624-3174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

601 WEST RIVERSIDE AVENUE (Address) SPOKANE (City) WA (State) 99201 (Zip Code)

CHECK ONE:

C X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JOHN S LARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICHARDS MERRILL & PETERSON INC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOM MCDONALD
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
09-20-19

Signature

PRESIDENT
Title

Tom McDonald
Notary Public

This report ** contains:
- X (a) Face Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (g) Computation of Net Capital.
- X (l) An Oath or Affirmation.
- X (m) A copy of SIPC Supplemental Report.
- X (o) Management Statement Regarding Compliance with Certain Exemption Provisions Under 15c3-3.
- X (p) Report of Independent Registered Public Accounting Firm.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Richards, Merrill & Peterson, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Richards, Merrill & Peterson, Inc. (Company) as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Spokane, Washington
February 23, 2018

We have served as the Company's auditor since 2007.

CONTENTS

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2017
Cash	$ 9,614
Receivable from clearing organization	168,211
Furniture and equipment, at cost, less accumulated depreciation of $104,250	24,092
Prepaid expenses	10,288
Deposit with clearing organization	250,000
Total assets	$ 462,205

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	5,002
Federal income tax payable	1,848
Deferred income taxes	541
Total liabilities	7,391
STOCKHOLDERS' EQUITY	
Common stock $1 par value; 50,000 shares authorized; 600 shares issued and outstanding	600
Additional paid-in capital	89,610
Retained earnings	364,604
Total stockholders' equity	454,814
Total liabilities and stockholders' equity	$ 462,205

See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF INCOME

	Year Ended December 31, 2017
REVENUES	
Commission income	$ 2,093,087
Investment advisory fee income	592,224
Clearing organization business transaction income	45,000
	2,730,311
EXPENSES	
Commissions	1,482,683
Employee compensation	652,773
Service provider charges	101,197
Professional services	124,575
Occupancy	99,148
Sales expenses	63,845
Communications	47,860
Subscriptions	10,766
Taxes other than income taxes	44,129
Regulatory fees	25,867
Quotation services	28,131
Other operating expenses	28,767
	2,709,741
Income from operations	20,570
OTHER INCOME	
Other	17,755
	17,755
Income before income tax	38,325
Income tax expense	
Current	9,400
Deferred	172
	9,572
Net income	$ 28,753

See accompanying notes.

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2016	$ 600	$ 89,610	$ 372,901	$ 463,111
Net income	-	-	28,753	28,753
Dividends paid to stockholders	-	-	(37,050)	(37,050)
Balance, December 31, 2017	$ 600	$ 89,610	$ 364,604	$ 454,814

See accompanying notes.

	Year Ended December 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 28,753
Adjustments to reconcile net income to net cash from operating activities	
Depreciation expense	10,576
Change in assets and liabilities	
Prepaid federal income tax	2,210
Receivable from clearing organization	(16,598)
Other assets	2,895
Deferred revenue	(45,000)
Federal income tax payable	1,848
Deferred federal income tax	172
Accounts payable and accrued liabilities	386
Net cash used in operating activities	(14,758)
CASH FLOWS FROM INVESTING ACTIVITIES	
Equipment disposed	982
Purchase of furniture and equipment	(7,762)
Net cash used in investing activities	(6,780)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid to stockholders	(37,050)
NET CHANGE IN CASH	(58,588)
Cash, beginning of year	68,202
Cash, end of year	$ 9,614
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION	
Cash paid during the year for income taxes	$ 5,342

See accompanying notes.

Note 1 – Organization and Nature of Business

Richards, Merrill & Peterson, Inc. (Company) is a registered broker-dealer engaged primarily in providing brokerage and investment advisory services to clients in Spokane, Washington, and the surrounding area.

The Company is incorporated in the state of Washington and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 – Significant Accounting Policies

Basis of accounting – Customers' securities transactions are recorded on a settlement-date basis, generally three business days after trade date for municipal, corporate, and equity securities and one business day after trade date for U.S. government securities. Related commission income and expenses are recorded on a settlement date basis. As of December 31, 2017, and for the year then ended, the Company's financial condition and results of operations using the settlement-date basis are not materially different from recording transactions on a trade-date basis.

Cash and cash equivalents – For the purposes of reporting cash flows, cash and cash equivalents include deposits with financial institutions. See Note 6 for additional details.

Deposits – The Company has an agreement with First Clearing Corporation (FCC), whereby FCC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 30 days prior written notice of either party. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $250,000 held at FCC as of December 31, 2017.

Receivables – Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker, and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Depreciation – Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of five to seven years. Depreciation expense for the year ended December 31, 2017, was $10,576.

Deferred Revenue – Deferred revenue represents revenues collected from clearing firm to offset conversion expense. Revenue is being amortized over the life of the clearing contract at a rate of $45,000 per year. All deferred revenue under the contract has been realized as of December 31, 2017.

Paid time off – Employees are entitled to paid vacation, sick, and personal days off depending on job classification, length of service, and other factors. These benefits do not carry over and must be used by year end. Accordingly, no provision for such benefits is appropriate in the accompanying financial statements.

Accounting estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements - FASB ASC 250 includes financial accounting and reporting guidance for changes in accounting including changes in accounting principal, changes in estimates and accounting and reporting guidance for error corrections. ASC 250 is not required to be adopted in the current reporting period but will be considered for adoption next year.

Managed account fees – Managed account fees are billed on a quarterly basis at the beginning of the quarter, and allocated over three months. Any account refunds or credits are prorated over the remainder of the quarter.

Commission income – Commission income is recognized on a settlement date basis on traditional brokerage accounts.

Income taxes – Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. As of December 31, 2017, the Company recorded a $172 deferred tax expense and had a deferred tax liability of $541.

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 9 for additional details.

Subsequent events – The Company has evaluated subsequent events through February 23, 2018, the date the audited financial statements were available to be issued, and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 3 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000. The SEC also

requires the ratio of aggregate indebtedness to net capital shall not exceed 1,500% (15 to 1). At December 31, 2017, the Company had net capital of $420,435 which was $320,435 in excess of its total Rule 15c3-1 required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .0163 to 1.

Note 4 - Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) plan that covers all employees who regularly work 1,000 hours or more per year. Employees may contribute up to 100% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 4% of participants' compensation. For the year ended December 31, 2017, the Company made discretionary contributions of $61,542.

Note 5 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The amount on deposit with financial institutions fluctuates but does not exceed the insured limit by the U.S. Federal Deposit Insurance Corporation. As of December 31, 2017, the Company had no uninsured deposits held at corresponding financial institutions.

Note 6 - Lease Agreement

The Company is leasing office space on a five-year lease expiring October 31, 2020. Total lease expense for the year ended December 31, 2017 was $74,464. Pursuant to the terms of noncancelable lease agreements in effect at December 31, 2017, pertaining to premises and equipment, future minimum lease commitments under various operating leases are as follows:

Year Ended December 31,	
2018	$ 74,710
2019	$ 76,580
2020	$ 65,150
Total minimum payments required	$ 216,440

Note 7 - Income Taxes

The deferred tax liability at December 31, 2017, relates to differences between book and tax depreciation. The components of the net deferred income tax liability in the statement of financial

condition are as follows:

Deferred income tax liability	
Depreciation	$541

The "Tax Reform Act" was enacted December 22, 2017. The law includes significant changes to the U.S. corporate system, including a Federal corporate rate change to 21%. As a result of when the Act was signed into law, the Company's deferred tax assets and liabilities were required to be remeasured using the 21% federal rate as of December 31, 2017. The impact of this adjustment was not material to the financial statements.

The effective tax rate differs from the statutory federal rate at December 31, 2017, presented as follows:

Federal income tax at statutory rates	$ 13,132
Effect of permanent differences	6,451
Effect of lower brackets	(10,011)
Income tax expense	$ 9,572

The Company files income tax returns in the U.S. federal jurisdiction. The Company does not have any uncertain tax positions. As of December 31, 2017 there is no accrued interest or penalties recorded in the financial statements.

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

	December 31, 2017
NET CAPITAL	
Total stockholders' equity	$ 454,814
Deduct nonallowable assets:	
Furniture & equipment less accumulated depreciation	24,092
Prepaid expenses	10,288
Net capital	$ 420,434
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 7,391
Deduct deferred federal income tax	541
Total aggregate indebtedness	$ 6,850
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital	$ 420,434
Minimum net capital required	100,000
Capital in excess of minimum requirement	$ 320,434
Ratio of aggregate indebtedness to net capital	1.63%

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Richards, Merrill & Peterson, Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Richards, Merrill & Peterson, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Richards, Merrill & Peterson, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the exemption provisions) and (2) Richards, Merrill & Peterson, Inc. stated that Richards, Merrill & Peterson, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Richard, Merrill & Peterson, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Richard, Merrill and Peterson Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Spokane, Washington
February 23, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Richards, Merrill & Peterson, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Richards, Merrill & Peterson, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Richards, Merrill & Peterson, Inc. (Company) for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Richards, Merrill & Peterson, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
February 23, 2018

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE OF PRIOR PAYMENTS APPLIED TO THE SECURITES INVESTOR PROTECTION CORPORATION FOR THE PERIOD FROM JANUARY, 2017 TO DECEMBER 31, 2017

Date Paid	Payment
July 13, 2017	$ 1,867
January 22, 2018	2,089
Total Payments	$ 3,956
General Assessment Per SIPC-7	$ 3,956